August 24, 2012

VIA EDGAR

Andrew Mew

Accounting Branch Chief

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment letter dated August 10, 2012
2011 Form 10-K Filed February 24, 2012
Penske Automotive Group, Inc.
File No. 001-12297

Dear Mr. Mew:

Reference is made to the letter, dated August 10, 2012, regarding comments by the Staff of the U.S. Securities and Exchange Commission with respect to the periodic filing noted above. This letter repeats each of the comments in the Staff’s letter in bold text followed by responses prepared by management of Penske Automotive Group, Inc. (the “Company”).

As requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Statements of Operations, page F-7

1.	We note the revenue stream line item of “Service and parts” on the face of your Consolidated Statements of Operations. To the extent that this line item includes both product and services, tell us what consideration you gave to separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(l) and (2) of Regulation S-X. In the event you concluded to combine the income streams from each individual class of product and services because each class does not exceed ten percent of the sum of all income items as noted in 5-03(b)(l) of Regulation S-X, please tell us the average separate profit margins for the product class and services class for each reporting period provided. Please also tell us what consideration you gave to providing a discussion within Management’s Discussion and Analysis for significant differences, if any exist, between the profit margins of your product class versus services class.

RESPONSE:

Rule 5-03(b) of Regulation S-X requires that the statement of income present sales by tangible products; operating revenues of public utilities or other; income from rentals; revenues from services; and other revenue if income derived from more than one of the categories is greater than 10% of total revenue.

An automotive dealership benefits from a diversified stream of revenue, including the sale of new and used vehicles, finance and insurance revenues and service and parts revenues. The Company’s service and parts revenues include fees paid by customers for repair, maintenance and collision repair service (which includes labor charges, replacement parts and other charges such as disposal fees) as well as the sale of original equipment manufacturer (OEM) and aftermarket parts and accessories.

The Company believes that it has complied with Rule 5-03(b) of Regulation S-X as none of the individual categories of our Service and parts revenue is greater than 10% of total revenue for each of the three years ended December 31, 2011.

For the year ended December 31, 2011 such categories are as follows (dollars in thousands):

For the Year Ended December 31, 2011	Revenue	% of Total Revenue	Gross Profit	% of Total Gross Profit	Gross Margin
Repair, maintenance and collision repair services - Labor	$590,105	5.2%	$505,887	28.0%	85.7%
Repair, maintenance and collision repair services – Parts	466,043	4.1%	206,010	11.4%	44.2%
OEM and aftermarket parts and accessories	312,980	2.7%	71,755	4.0%	22.9%

Total Service and Parts	$1,369,128	12.0%	783,652	43.4%	57.2%

For the years ended December 31, 2010 and 2009, and for the six months ended June 30, 2012, the above percentages are materially consistent.

Repair, Maintenance and Collision Repair Services

We view providing a repair, maintenance and collision repair service (including labor and parts) as one accounting transaction, and view it as one revenue stream. The pricing of repair, maintenance and collision repair services to our customers is impacted by competition with other dealers, independent service providers and aftermarket parts sellers supplying the consumer the parts necessary for them to make repairs themselves. While these transactions contain both labor and parts components, we determine our pricing of both of these components on a combined basis to reflect these competitive pressures. In many cases the customer is offered one price or a flat fee for a particular transaction. For example, the Company’s allocation of revenue and gross profit between labor and parts for a flat-fee oil change would not necessarily be meaningful to the reader of our financial statements as it is viewed as one transaction and changes based on the above mentioned competitive pressures. As such, reporting them separately would not necessarily reflect the true economics of each of the components of the underlying transaction. Accordingly, for these reasons, the Company does not break out revenues or gross profit in such a manner for our internal management reporting nor do we believe that additional disclosures relating to these components in our Management Discussion and Analysis would give users of our financial statements any additional meaningful information. The above financial information by category was accumulated from our internal accounting system to be responsive to the Staff’s request, but is otherwise not prepared. Further, disclosures of our revenue streams are consistently applied, clearly disclosed and consistent with industry practice.

OEM and Aftermarket Parts and Accessories

We also record revenue related to the sale of OEM and aftermarket parts and accessories not in connection with a repair. As a franchised dealer, we sell parts (without any related repair services) to individuals, third party providers or other dealers. We believe these transactions are appropriate for aggregation within service and parts revenue because these sales are largely dependent on our role as a franchised automobile dealer providing repair, maintenance and collision services and because they are not material.

In response to the staff’s comment, the Company has considered and applied Rule 5-03(b) of Regulation S-X in the Company’s financial statements. We also believe that discussion of service and parts revenue in aggregate within the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations is appropriate.

Notes to Consolidated Financial Statements, page F-10

Note 15. Income Taxes, page F-29

2.	Please tell us more about the uncertain tax positions that are included as a reconciling item to the federal statutory rate. As part of your response, please tell us what consideration you gave to providing disclosure of the nature of this significant reconciling item as required by ASC 740-10-50-12.

RESPONSE:

ASC 740-10-50-12 requires a public entity to disclose a reconciliation of the amount of reported income tax expense to the amount of income tax expense which would result from the application of statutory rates. The amount and nature of the reconciling items should be disclosed.

We complied with this requirement through the reconciliation provided in the second table in footnote 15. The $16.1 million benefit reconciling item is primarily related to a tax settlement the Company reached during the third quarter of 2011 with the U.K. tax authorities (“HMRC”). Other changes in the Company’s uncertain tax positions recorded during 2011 and included in this reconciling item were less than $1 million.

The uncertain tax position related to the tax treatment for the years 2004 to 2009 of a U.K. subsidiary that held real estate used in the Company’s dealership operations. HMRC ultimately agreed with the Company’s initial filing position resulting in the reversal of this uncertain position reserve.

To also comply with the requirements of ASC 740-10-50-12, we included the statement: “During the year a settlement was reached with the U.K. tax authorities in relation to tax enquiries for the years 2004 to 2009 in relation to one of the U.K. companies” on page F-31 in this footnote. As there were no other items of significance in the roll forward of uncertain tax positions, we believe our disclosure of the fact of the settlement, the jurisdiction of the settlement (the U.K.) and the years involved (2004-2009) adequately addresses the amount and nature required under ASC 740-10-50-12. However we recognize that this subsequent disclosure could be better linked to the initial disclosure, and therefore we will clarify this in future filings.

Please contact the undersigned at (248) 648-2800 in connection with questions or comments concerning the above responses (dave.jones@penskeautomotive.com). Thank you for your attention to this matter.

Very truly yours,

/s/ David K. Jones

Chief Financial Officer

cc:	Shane M. Spradlin, Penske Automotive Group General Counsel

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